Exhibit 99.1

Bright Scholar Enters into Definitive Agreement for Going-Private Transaction

CAMBRIDGE, England and FOSHAN, China, October 13, 2025 /PRNewswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), a global premier education service company, today announced that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Excellence Education Investment Limited (“Parent”) and Bright Education Mergersub Limited (“Merger Sub”), a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement and subject to the terms and conditions thereof, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”).

At the effective time of the Merger (the “Effective Time”), each American depository share of the Company (each, an “ADS”), representing four Class A ordinary shares of the Company (together with the Class B ordinary shares of the Company, the “Shares”), issued and outstanding immediately prior to the Effective Time, other than ADSs representing the Excluded Shares (as defined in the Merger Agreement), together with the underlying Shares represented by such ADSs, will be cancelled in exchange for the right to receive US$2.30 in cash per ADS without interest, and each Share of the Company issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, Shares represented by ADSs and the Dissenting Shares (as defined in the Merger Agreement), will be cancelled in exchange for the right to receive US$0.575 in cash per Share without interest.

The merger consideration represents a premium of approximately 47.4% to the closing price of the ADSs on May 23, 2025, the last trading day prior to the Company’s receipt of the preliminary non-binding proposal from the buyer group consisting of Mr. Hongru Zhou, Mr. Ruolei Niu, Excellence Education Investment Limited, Ultimate Wise Group Limited and Sure Brilliant Global Limited on May 26, 2025, and premiums of approximately 39.4% and 35.9% to the volume-weighted average closing price of the ADSs during the last 30 trading days and 60 trading days, respectively, prior to and including May 23, 2025.

The Merger will be funded through a combination of (i) cash contribution from Wisdom Avenue Global Limited and Waterflower Investment Ltd. (collectively, the “Sponsor,” and together with Mr. Hongru Zhou, Mr. Ruolei Niu, Excellence Education Investment Limited, Ultimate Wise Group Limited and Sure Brilliant Global Limited, the “Buyer Group”) pursuant to a subscription agreement, (ii) equity rollover by Sure Brilliant Global Limited of all Shares (including Shares represented by ADSs) it holds in the Company pursuant to a rollover agreement, and (iii) transfer by Ultimate Wise Group Limited of all Shares (including Shares represented by ADSs) it holds to Merger Sub for nominal value pursuant to a share purchase agreement.

The board of directors of the Company (the “Board”), acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board (the “Special Committee”), approved the Merger Agreement and the Merger. As the Merger will be in the form of a “short-form” merger in accordance with Section 233(7) of the Companies Act (2025 Revision) of the Cayman Islands between a parent company and one of its subsidiary companies (as those terms are defined in the Companies Act (2025 Revision) of the Cayman Islands), the Merger does not require a shareholder vote or approval by a special resolution of the Company’s shareholders if a copy of the Plan of Merger is provided to every registered shareholder of the Company.

The Merger is currently expected to close in 2025 and is subject to customary closing conditions. If completed, the Merger will result in the Company becoming a privately held company, and its ADSs will no longer be listed on The New York Stock Exchange, and the Company’s ADS program will be terminated.

Kroll, LLC is serving as the financial advisor to the Special Committee. Gibson, Dunn & Crutcher LLP is serving as U.S. legal counsel to the Special Committee. Baker & Mckenzie LLP is serving as U.S. legal counsel to the Company. Conyers Dill & Pearman is serving as Cayman Islands legal counsel to the Company.

King & Wood Mallesons is serving as legal counsel to the Buyer Group. Appleby is serving as Cayman Islands legal counsel to the Buyer Group.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”) to its shareholders. The Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger, and related matters, without charge from the SEC’s website (http://www.sec.gov).

About Bright Scholar Education Holdings Limited

Bright Scholar is a premier global education service Group. The Company primarily provides quality international education to global students and equips them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education.

For more information, please visit: https://ir.brightscholar.com/.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “future,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Bright Scholar may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bright Scholar’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement to be filed by the Company; the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; its ability to provide efficient services and compete effectively; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor inquiries, please contact:

IR Contact:

Email: BEDU@thepiacentegroup.com

Phone: +86 (10) 6508-0677/ +1-212-481-2050

Media Contact:

Email: media@brightscholar.com